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                              January 13, 2022

       Sunil Garg
       Director and Chief Executive Officer
       Citibank, N.A.
       388 Greenwich Street
       New York, New York 10013

                                                        Re: Citibank Credit
Card Issuance Trust
                                                            Citibank, N.A.
                                                            Citibank Credit
Card Master Trust I
                                                            Registration
Statement on Form SF-3
                                                            Filed December 20,
2021
                                                            File Nos.
333-261769, 333-261769-01 and 333-261769-02

       Dear Mr. Garg:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form SF-3

       Form of Prospectus
       Risk Factors
       Business Risks Relating to Citibank's Credit Card Business
       Climate change could have a negative impact on Citibank's results of operations and financial condition, page 56

   1. Your disclosure states that Citibank and its customers and clients could be negatively impacted by climate
change. To the extent that you believe investors in these asset-
                                                        backed securities may
be impacted by climate related events, including, but not limited to, existing or pending
legislation or regulation that relates to climate change, please consider
 Sunil Garg
Citibank, N.A.
January 13, 2022
Page 2
         revising your disclosure to explain how these risks might impact investors in these asset-
         backed securities. See the Commission   s Guidance Regarding
Disclosure Related to
         Climate Change, Interpretive Release No. 33-9106 (February 8, 2010). We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Benjamin Meeks at 202-551-7146 or Arthur Sandel at 202-551-3262 if
you have any questions.



FirstName LastNameSunil Garg                                  Sincerely,
Comapany NameCitibank, N.A.
                                                              Division of
Corporation Finance
January 13, 2022 Page 2                                       Office of
Structured Finance
FirstName LastName